Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

February 15, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
8.00% per annum Contingent Coupon Autocallable Reverse Convertible Securities due February 15, 2019	February 10, 2017	F324
10.50% per annum Contingent Coupon Autocallable Reverse Convertible Securities due February 15, 2019	February 10, 2017	F325
Knock-Out Notes due May 16, 2018	February 10, 2017	J673
Contingent Coupon Autocallable Yield Notes due February 28, 2018	February 10, 2017	J674
10.50% per annum Coupon Buffered Securities due February 15, 2018	February 10, 2017	K783
Leveraged Buffered Basket-Linked Medium-Term Notes due 2018	February 8, 2017	K787
8.35% per annum Contingent Coupon Callable Yield Notes due February 14, 2022	February 7, 2017	U1937
Callable Contingent Income Securities due February 14, 2019	February 10, 2017	U1945
Callable Contingent Income Securities due February 14, 2019	February 10, 2017	U1946

Auto-Callable Contingent Income Securities due February 15, 2019	February 10, 2017	U1948